09056235

SEC Mail Processing Section
MAR 09 2009
Washington, DC 101

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJ Lynch Investor Services, LLC

OFFICIAL USE ONLY
140762
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Boylston St., Suite 1104
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Stolb, 617 247-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor & Drew P.C.
(Name – *if individual, state last, first, middle name*)

1515 Hancock St. (Address) Quincy (City) MA (State) 02169 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Christopher C. Stuls, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WJ Lynch Investor Services, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WJ LYNCH INVESTOR SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

O'Connor & Drew P.C.
Certified Public Accountants

WJ LYNCH INVESTOR SERVICES, LLC

Financial Statements

December 31, 2008 and 2007

CONTENTS

O'Connor & Drew P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member of
WJ Lynch Investor Services, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of WJ Lynch Investor Services, LLC as of December 31, 2008, and the related statements of operations and member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of WJ Lynch Investor Services, LLC as of December 31, 2007 were audited by other auditors whose report dated February 23, 2008, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the financial position of WJ Lynch Investor Services, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor & Drew, P.C.
Certified Public Accountants

February 18, 2009

1515 Hancock Street • P.O. Box 9109 • Quincy, MA 02269-9109 • 617/471-1120 • 617/472-7560 FAX • postmaster@ocd.com

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Financial Condition

December 31,

Assets

	2008	2007
Cash	$ 14,678	$ 26,347
Accounts receivable, net	144,978	245,371
Other current assets	44,054	39,800
Total Assets	$ 203,710	$ 311,518

Liabilities and Member's Equity

	2008	2007
Accounts payable	$ 66,737	$ 90,881
Note payable	29,317	24,809
Due to affiliate	20,419	8,210
Total Liabilities	116,473	123,900
Member's equity	87,237	187,618
Total Liabilities and Member's Equity	$ 203,710	$ 311,518

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Operations and Member's Equity

For the Years Ended December 31,

	2008	2007
Revenue:		
Commission fees, net	$ 3,604,491	$ 4,155,478
Operating Expenses:		
Salaries and benefits	1,623,270	1,868,701
Business promotion and marketing	360,039	444,740
Travel and transportation	257,469	374,804
Occupancy	170,038	249,386
Selling expense	295,216	226,626
Office expense	233,967	201,832
Legal and other professional fees	85,186	59,435
Total Operating Expenses	3,025,185	3,425,524
Income from Operations	579,306	729,954
Other Income:		
Other income	313	35,360
Net Income	579,619	765,314
Member's Equity, Beginning of Year	187,618	72,304
Distributions	(680,000)	(650,000)
Member's Equity, End of Year	$ 87,237	$ 187,618

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31,

	2008	2007
Cash Flows from Operating Activities:		
Net income	$ 579,619	$ 765,314
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable	100,393	35,852
Prepaid expenses	28,727	(14,991)
Accounts payable	(24,144)	80,503
Due to affiliate	12,209	(199,407)
Net Adjustments	117,185	(98,043)
Net Cash Provided by Operating Activities	696,804	667,271
Cash Flows from Financing Activities:		
Payments on note payable	(28,473)	(3,271)
Distributions	(680,000)	(650,000)
Net Cash Applied to Financing Activities	(708,473)	(653,271)
Net Increase (Decrease) in Cash and Equivalents	(11,669)	14,000
Cash and Equivalents, Beginning of Year	26,347	12,347
Cash and Equivalents, End of Year	$ 14,678	$ 26,347

Supplemental Disclosures of Non-Cash Activities:

During the years ended December 31, 2008 and 2007, the Company financed insurance premiums aggregating $32,982 and $28,080, respectively.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2008 and 2007

Note 1 - **Summary of Significant Accounting Policies**

Business Operations
WJ Lynch Investor Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulation Authority ("FINRA"). The Company sells variable life insurance products and consulting services on executive benefit programs to its customers.

The Company is a limited liability corporation located in Massachusetts and is a wholly owned subsidiary of WJL Associates, Inc. (the "Parent"). The Company commenced operations on December 1, 2006.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting policies in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash and Cash Equivalents
For financial statement purposes, the company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts due from commissions and consulting fees earned by the Company. No allowance has been provided for on accounts receivable because management believes all amounts are collectible.

Income Taxes
The Company has elected to be treated as a Qualified Subchapter S Subsidiary under the provisions of the Internal Revenue Code, which provide that, in lieu of federal and certain state corporate income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal and certain state income taxes is presented in these financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements - Continued

December 31, 2008 and 2007

Note 1 - **Summary of Significant Accounting Policies - Continued**

Revenue Recognition
Substantially all revenues are generated through commissions earned on the sale of insurance products.

Advertising
The Company charges the cost of advertising expense as incurred.

Fair Values of Financial Instruments
The Company's financial assets and liabilities are reported in the balance sheet at market value or fair value or at carrying amounts that approximate fair value. Financial instruments consist principally of cash and cash equivalents, accounts receivable, and accounts payable.

Reclassifications
Certain amounts in the 2007 financial statements have been reclassified to confirm to the 2008 presentation.

Note 2 - **Notes Payable**

The Company routinely finances its insurance premiums. Premiums of approximately $33,000 requiring monthly payments of $3,665 including principal and interest at 10.45% and premiums of approximately $28,000 requiring monthly payments of $3,271 including principal and interest of 11.45% were financed in November 2008 and 2007, respectively.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements - Continued

December 31, 2008 and 2007

Note 3 - **Related Party Transactions**

Shared Expense Allocation Agreement

Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising, and employee benefits. The Company incurs 75% of the shared expenses and the Parent incurs 25% of the expenses. As of December 31, 2008 and 2007, the amount of shared expenses included in operating expenses were approximately $2,730,000 and 3,199,000, respectively.

Note 4 - **Risks, Uncertainties and Concentrations**

Major Customers

During 2008 and 2007, the Company had one customer that accounted for approximately 44% and 32% of revenues, respectively. Additionally, the Company had two insurance carriers that represented approximately 88% and 99% of the accounts receivable for the years ended December 31, 2008 and 2007.

Concentration of Risk

At certain points during the year, the Company's cash balances fluctuate and can exceed Federal Deposit Insurance Corporation (FDIC) insurance limits. To keep this potential risk to a minimum, management actively monitors the financial condition of all depository institutions where cash balances are maintained.

Note 5 - **Net Capital**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). Pursuant to the Rule, the Company is required to maintain a minimum net capital of one-fifteenth of aggregate indebtedness as defined or $5,000 minimum dollar requirement, whichever is greater. At December 31, 2008 and 2007, the Company has net capital of $36,305 and $144,945 exceeding the minimum net capital requirement by $28,081 and $136,494, respectively. At December 31, 2008 and 2007, the Company had a ratio of aggregate indebtedness to net capital of 3.40 to 1 and .88 to 1, respectively.

WJ LYNCH INVESTOR SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

For the Year Ended December 31, 2008

SCHEDULE I

Capital:		
Member's equity		$ 87,237
Non-allowable assets		50,932
Net capital		36,305
Minimum dollar net capital requirement	$ 5,000	
Minimum net capital required (6-2/3% of aggregate indebtness)	$ 8,224	
Net capital requirement		8,224
Excess net capital		$ 28,081
Aggregate indebtedness		$ 123,350
Ratio of aggregate indebtedness to net capital		3.4 to 1

NOTE: There are no material differences between this computation and the Company's corresponding unaudited amended FOCUS report filed on January 21, 2009.

See Independent Auditors' Report.

WJ LYNCH INVESTOR SERVICES, LLC

Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3

For the Year Ended December 31, 2008

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k) (2) (i).

See Independent Auditors' Report.

O'Connor & Drew P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
WJ Lynch Investor Services, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of WJ Lynch Investor Services, LLC (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance

1515 Hancock Street • P.O. Box 9109 • Quincy, MA 02269-9109 • 617/471-1120 • 617/472-7560 FAX • postmaster@ocd.com

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entities ability to initiate, authorize, record, process, or report financial date reliable in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor & Drew, P.C.

Certified Public Accountants

February 18, 2009

1515 Hancock Street • P.O. Box 9109 • Quincy, MA 02269-9109 • 617/471-1120 • 617/472-7560 FAX • postmaster@ocd.com